FAFCO, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
WITH INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

Years Ended December 31, 2016 and 2015

Tittle & Company, LLP

FAFCO, INC.
TABLE OF CONTENTS
Years Ended December 31, 2016 and 2015

Unaudited Financials

	Page Number
Independent Accountants' Review Report	1
Consolidated Balance Sheets	2
Consolidated Statements of Income	3
Consolidated Statements of Changes in Stockholders' Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Consolidated Financial Statements	6

TITTLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
TIMOTHY A. TITTLE, CPA ■ HEIDI M. COPPIN, CPA ■ CHANDESE D. MEGHDADI, CPA

Unaudited Financials

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
FAFCO, Inc.
Chico, California

We have reviewed the accompanying financial statements of FAFCO, Inc. (a California corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Tittle & Company, LLP

April 14, 2017

3263 Esplanade, Chico, California 95973 ■ Voice 530.898.8647 ■ Fax 530.893.0302

FAFCO, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015

(Rounded to the Nearest Hundred Dollars)		**2016**		**2015**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	734,500	$	53,400
Accounts receivable, net of allowance		450,000		582,200
Current portion of notes receivable		12,600		11,600
Inventories		800,500		1,230,700
Prepaid expenses and other current assets		104,900		53,900
Deferred tax asset		333,000		400,000
Total Current Assets		2,435,500		2,331,800
PROPERTY, PLANT AND EQUIPMENT				
Net of accumulated depreciation		3,501,400		3,808,400
NOTES RECEIVABLE, less current portion		4,100		19,000
DEFERRED TAX ASSET		3,149,000		2,516,000
Total Assets	$	9,090,000	$	8,675,200
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Current maturities of long-term debt	$	168,100	$	174,000
Accounts payable and other accrued expenses		687,500		811,900
Accrued compensation and benefits		195,900		165,400
Accrued warranty expense		453,100		453,700
Deferred revenue		63,300		63,300
Total Current Liabilities		1,567,900		1,668,300
DEFERRED REVENUE		179,400		205,700
LONG-TERM DEBT				
Net of current maturities		6,350,900		6,971,600
Total Liabilities		8,098,200		8,845,600
STOCKHOLDERS' EQUITY				
Common stock - $.125 par value; 10,000,000 shares authorized,				
134,192 shares issued and outstanding		15,000		499,000
Additional paid in capital		7,048,100		4,828,100
Accumulated deficit		(6,071,300)		(5,497,500)
Total Stockholders' Equity		991,800		(170,400)
Total Liabilities and Stockholders' Equity	$	9,090,000	$	8,675,200

The accompanying notes and independent accountants' review report should be read with these financial statements.

FAFCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2016 and 2015

(Rounded to the Nearest Hundred Dollars)	2016	2015
Net sales	$ 5,864,100	$ 6,972,000
Other income, net	79,800	24,400
Total Revenues	5,943,900	6,996,400
Cost of goods sold	4,773,500	5,261,400
Marketing and selling expense	528,500	767,700
General and administrative expense	1,275,300	1,438,700
Research and development expense	249,200	399,700
Net interest expense	256,400	249,400
Total Costs and Expenses	7,082,900	8,116,900
Loss Before Income Taxes	(1,139,000)	(1,120,500)
Benefit from Income Taxes	(565,200)	(454,200)
Net Loss	$ (573,800)	$ (666,300)

The accompanying notes and independent accountants' review report should be read with these financial statements.

FAFCO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount			
Balance, December 31, 2014, as Previously Reported	4,444	$ 499,000	$ 4,828,100	$ (4,831,200)	$ 495,900
Adjustments and reclassifications (see Note 10)	198	(498,400)	498,400	-	-
Balance, December 31, 2014, as Restated	4,642	600	5,326,500	(4,831,200)	495,900
Net income (loss)	-	-	-	(666,300)	(666,300)
Balance, December 31, 2015	4,642	600	5,326,500	(5,497,500)	(170,400)
Shareholder note conversion	104,082	13,000	1,187,000	-	1,200,000
Stock purchase	11,418	1,400	534,600	-	536,000
Stock issued under anti-dilution agreement	14,050	-	-	-	-
Net income (loss)	-	-	-	(573,800)	(573,800)
Balance, December 31, 2016	134,192	$ 15,000	$ 7,048,100	$ (6,071,300)	$ 991,800

The accompanying notes and independent accountants' review report should be read with these financial statements.

FAFCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

(Rounded to the Nearest Hundred Dollars)		2016		2015
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(573,800)	$	(666,300)
Adjustments to reconcile net income to net cash provided (used) in operating activities				
Depreciation and amortization		406,000		227,200
Loss on disposition of assets		-		16,700
Bad debt provision		12,000		12,000
Deferred income taxes		(566,000)		(455,000)
Changes in operating assets and liabilities				
Accounts receivable		120,200		437,600
Inventories		430,200		(51,300)
Prepaid expenses and other assets		(51,000)		(200)
Accounts payable and accrued expenses		(94,500)		228,100
Deferred revenue		(26,300)		(27,500)
Net Cash Used by Operating Activities		(343,200)		(278,700)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property and equipment		(99,000)		(576,000)
Collections on notes receivable		14,900		14,200
Net Cash Used by Investing Activities		(84,100)		(561,800)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from new long-term debt		750,000		700,000
Repayment of long-term debt		(176,600)		(243,800)
Stock purchases		535,000		-
Net Cash Provided by Financing Activities		1,108,400		456,200
Net Increase (Decrease) in Cash		681,100		(384,300)
Cash at Beginning of Year		53,400		437,700
Cash at End of Year	$	734,500	$	53,400
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES				
Stock purchases	$	1,736,000	$	-
Note receivable issued	$	(1,000)		
Notes payable converted to stock		(1,200,000)		-
Cash received for stock purchases	$	535,000	$	-
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash Paid for Interest	$	250,900	$	242,300
Cash Paid for Income Taxes	$	1,600	$	800

The accompanying notes and independent accountants' review report should be read with these financial statements.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

FAFCO, Inc. (the Company) designs, develops, manufactures, and sells polymer heat exchangers for use in a variety of solar heating applications and for thermal energy storage systems that are used for commercial and industrial cooling. The Company's products are primarily sold around the United States and in China, Korea, Taiwan, and Japan.   The Company sells direct to dealers and to distributors and has license agreements around the world for our thermal energy storage business.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.   All significant inter-company balances and transactions have been eliminated in consolidation. The subsidiary currently has no ongoing business activities.

Revenue Recognition

Revenue on sales of products or services is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sale price is fixed or determinable, and collectability is reasonably assured. Product is considered delivered, and revenue is recognized when title and risk of loss have been transferred to the customer. Under the terms and conditions of the sale, this may occur either at the time of shipment or when product is delivered to the customer. Product revenue consists mainly of revenue from solar products. Service revenue consists mainly of revenue from time and material contracts which are recognized as services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments, such as money market accounts, as "cash equivalents." It is customary for the Company to have cash balances in excess of the FDIC insured amounts.

Accounts Receivable

The provision for doubtful accounts represents the Company's best estimate of the doubtful accounts for each period. Management specifically analyzes accounts receivable, historical bad debts, customer credit – worthiness and customer payment trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts was $153,400 and $142,300 at December 31, 2016 and 2015, respectively.

Inventories

Inventories are stated at the lower of cost or market applied on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated and straight-line methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Investment in FAFCO Thermal Storage Systems, LLC

The Company owned a 21% interest in FAFCO Thermal Storage Systems, LLC (FTSS, LLC), which provided sales and marketing services for thermal energy storage systems. The investment was accounted for on the cost method. The balance of the investment at December 31, 2014, was zero as the book value of the assets contributed upon formation of FTSS, LLC was zero. FTSS, LLC ceased operations during 2015, the assets of the company were sold, and FTSS, LLC has been dissolved. The investment balance is zero at December 31, 2015.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled $42,700 and $50,000 for the years ended December 31, 2016 and 2015, respectively, and are included in marketing and selling expenses.

Sales Tax

The Company excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed on sales are recorded as accrued liabilities on the balance sheet until remitted to state agencies.

Shipping and Handling Costs

Shipping and handling costs related to incoming purchases are included in cost of goods sold. Outgoing shipping and handling costs are included in marketing and selling expense.

Warranties

In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from three to fifteen years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required reflecting the most current information available.

Stock-Based Compensation

The Company accounts for share-based compensation in accordance with *Compensation-Stock Compensation* (FASB ASC 718-10). Compensation cost for all share-based payments is based on the intrinsic value based method.

Subsequent Events

Management has evaluated subsequent events through April 14, 2017, the date the financial statements were available to be issued.

NOTE 2.   INVENTORIES

Inventories consisted of the following:

	2016	2015
Raw materials	$ 525,700	$ 876,800
Work in progress	50,500	44,900
Finished goods	224,300	309,000
Inventories	$ 800,500	$ 1,230,700

NOTE 3.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	2016	2015
Building	$ 3,679,000	$ 3,679,000
Land and improvements	556,700	556,700
Machinery and equipment	4,233,400	4,218,500
Office and computer equipment	313,400	313,400
Leasehold improvements	636,100	636,100
Vehicles	86,400	86,400
Subtotal	9,505,000	9,490,100
Less accumulated depreciation	6,003,600	5,681,700
Property, Plant and Equipment - Net	$ 3,501,400	$ 3,808,400

Depreciation expense charged to income was $406,000 and $227,200 for the years ended December 31, 2016 and 2015, respectively.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2016 and 2015

NOTE 4.   NOTES RECEIVABLE

Notes receivable consisted of the following:

	2016	2015
Note receivable in semi-annual installments of $8,126 with 5.00% interest. The note is unsecured.	$ 15,700	$ 30,600
Note receivable due on January 1, 2017, with 2.00% interest. The note is secured by common stock.	1,000	-
Subtotal	16,700	30,600
Less current maturities	11,600	11,600
Notes Receivable - Net	$ 4,100	$ 19,000

NOTE 5.   LINE OF CREDIT

The Company had a non-revolving line of credit in the amount of $1,321,600, secured by inventory, equipment, and real property, bearing interest at 3.00%. The line of credit expired in August 2015 and was refinanced as a term loan. See Note 6 for the terms of the loan.

NOTE 6. LONG-TERM DEBT

Long-term debt consisted of the following:

	2016	2015
Mortgage note payable to Rabobank with monthly principal and interest payments, including an interest rate of 3.0%. Principal balance is due July 10, 2020. The note is secured by real estate.	$ 3,961,200	$ 4,044,400
Note payable to Rabobank with monthly principal and interest payments, including an interest rate of 3.0%. Principal balance is due July 10, 2017. The note is secured by equipment.	38,000	96,200
Notes payable which are subordinated to Rabobank. The notes include interest at 7.5% payable semi-annually and include issuance of shares of stock based on outstanding loan balances.	900,000	1,100,000
Non-revolving note payable to Rabobank with monthly principal and interest payments, including an interest rate of 3.0%. Principal balance is due July 10, 2020. The note is secured by inventory, accounts receivable, and equipment.	1,169,800	1,205,000
Notes payable which are subordinated to Rabobank. The notes include interest at 2.0% payable quarterly and include purchase of stock warrants based on principal loaned and conversion to common stock.	450,000	700,000
Subtotal	6,519,000	7,145,600
Less current maturities	168,100	174,000
Long-Term Debt - Net	$ 6,350,900	$ 6,971,600

Maturities of long-term debt in each of the next five years are as follows:

	Amount
2017	$ 168,100
2018	$ 134,200
2019	$ 138,300
2020	$ 1,159,800
2021	$ 105,900

NOTE 7.   WARRANTY OBLIGATIONS

Changes in the Company's warranty liability were as follows:

	2016	2015
Warranty accrual, beginning of year	$ 453,700	$ 422,700
Additions to reserve	-	36,700
Adjustments to preexisting accruals	-	-
Actual warranty expenditures	(600)	(5,700)
Warranty accrual, end of year	$ 453,100	$ 453,700

NOTE 8.   STOCK APPRECIATION RIGHTS

During 2012, the Company entered into Stock Appreciation Rights (SAR) Agreements with certain employees. The agreements provide for the rights to the monetary equivalent of the increase in the value of a specified number of shares over a specified period of time. Payment of any deferred compensation amount payable to employee attributable to the stock appreciation rights units shall occur only upon the occurrence of a change in control of the Company provided further that the employee's rights to any deferred compensation payable hereunder shall only vest as long as the change in control of the Company occurs prior to the twentieth anniversary of the earlier of the effective date of the employee's death, disability or termination of employment with the Company.

The agreements are forfeited by the employee if the employee is terminated for cause. If an employee is not terminated for cause but leaves the Company in good standing, the agreement rights survive for twenty years after the employee's departure date. If there has not been a liquidity event within the twenty year time period, then the agreements expire.

Freeman Ford's conversion of debt to equity in June 2016 caused a material change of control of the Company which triggered payment of deferred compensation per section 3.B to all SAR holders. The terms of the payment are being negotiated between SAR holders and the Company and have not been reflected in these financial statements. The liability is not expected to be a material amount.

NOTE 9.   STOCK OPTION PLANS

The Company has a 2002 Stock Option Plan under which 500,000 pre-split shares of common stock were reserved for issuance to employees and consultants. The number of reserved shares increases each year by 3% of the outstanding shares of common stock.

Options to purchase common stock are also outstanding under the Company's 1991 Stock Option Plan. No new grants may be made under this plan.

The Company has a 1991 Director's Stock Option Plan under which 50,000 pre-split shares of common stock are reserved for issuance. No new grants may be made under this plan.

Options under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant. Pursuant to the terms of the stock option plan agreements, the number of shares of common stock covered by each outstanding option and the price per share of common stock covered by each outstanding option have been proportionately adjusted for a decrease in the number of issued shares of common stock resulting from the reverse stock split that occurred in previous years.

The Company has a 2012 Equity Incentive Plan under which 500 shares of common stock were reserved for employees, directors, and consultants. Options expire five or ten years from date of grant.

The Company is preparing a 2017 Equity Incentive Plan under which 7,000 shares of common stock will be reserved for employees, directors, and consultants. Options expire five or ten years from date of grant.

The following is a summary of activity under the plans during the year ended December 31, 2016:

	Shares Subject to Option	Exercise Price Per Share
Outstanding, 12/31/15	405.0	$62.13
Issued	-	-
Expired	-	-
Outstanding, 12/31/16	405.0	$62.13

Following is a summary of the status of the options outstanding at December 31, 2016:

		Outstanding			Exercisable	
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	
$62.13	405.0	6	$62.13	-	$	-

NOTE 10.   STOCKHOLDERS' EQUITY

Total number of common stock shares outstanding at December 31, 2014, has been restated to agree to the Company's ownership records. In addition, $498,400 was reclassified between common stock and additional paid in capital at December 31, 2014, to adjust the par value of the common stock to $.125 as stated in the Company's amended Articles of Incorporation.

On January 1, 2016, the Company issued 500 shares of common stock at a purchase price of $2.00 per share to the President of the Company. 14,050 shares of common stock were subsequently issued pursuant to the anti-dilution clause of his stock purchase agreement. The anti-dilution clause provides that the shareholder's ownership percentage be maintained at ten percent of the outstanding shares of the common stock of the Company. The anti-dilution clause expires on June 30, 2017.

During the year ended December 31, 2016, shareholder notes payable in the amount of $1,200,000 were converted to 104,082 shares of common stock. The convertible promissory notes consisted of $1,000,000 payable to the majority shareholder and $200,000 to a minority shareholder.

NOTE 11.   INCOME TAXES

The provision for income taxes consisted of the following:

	2016	2015
Current		
Federal	$ -	$ -
State	800	800
Deferred	(566,000)	(455,000)
Provision (Benefit) for Income Taxes	$ (565,200)	$ (454,200)

Deferred income taxes are comprised of the following:

	2016	2015
Deferred tax assets	$ 3,779,000	$ 3,190,000
Deferred tax liabilities	(297,000)	(274,000)
Net Deferred Tax Assets	$ 3,482,000	$ 2,916,000

The deferred tax asset results primarily from a difference in inventory basis due to overhead costs capitalized in accordance with tax law, allowance for bad debts, accrued vacation expense, accrued warranty costs that are not deductible for tax purposes until paid, and net operating loss carryovers.

Utilization of the deferred tax asset disclosed above is dependent on future taxable profits in excess of existing taxable temporary differences.

The Company has approximately $7,782,800 in federal net operating loss carry forwards expiring in years beginning in 2028 available to offset income subject to federal income taxes. The Company also has approximately $6,502,000 in California net operating loss carry forwards expiring in years beginning in 2028 available to offset income subject to California income taxes.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, as well as the state of Florida, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. For the state of California, the tax returns remain open for a period of four years after the respective filing deadlines of those returns.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company paid airplane expenses for business travel to FAFORD, a majority shareholder owned company. The amount incurred for expenses to FAFORD during the years ended December 31, 2016 and 2015, was $32,300 and $43,200, respectively.

Included in subordinated debt notes payable owed by the Company is amounts owed to related parties totaling $550,000 and $800,000 at December 31, 2016 and 2015, respectively.

Sales to FAFCO Thermal Storage Systems, LLC (FTSS, LLC) for the years ended December 31, 2016 and 2015, were $-0- and $560,900, respectively. Accounts receivable at December 31, 2016 and 2015, includes $-0- and $200, respectively. Accounts payable at December 31, 2016 and 2015, includes $-0- and $17,500, respectively.

NOTE 13.   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service and are at least 21 years of age.   Eligible employees have the option to contribute up to 25% of their eligible salary.   The Company discontinued the employer match during the year ended December 31, 2012.

NOTE 14.   OPERATING LEASES

The Company leases certain equipment under long-term operating leases.   Rent expense charged to income was $94,600 and $74,600 for the years ended December 31, 2016 and 2015, respectively.   At December 31, 2016, the future minimum lease payments due under these operating leases are as follows:

2017	$	17,100
2018	$	17,100
2019	$	17,100
2020	$	13,300
2021	$	-

NOTE 15.   SUBSEQUENT EVENT

During March of 2017, the Company launched a crowdfunding campaign with a goal of raising a minimum of $200,000 by September 30, 2017. The net proceeds of this offering will be used primarily to further commercialize CoolPV, reduce the cost of CoolPV, and for working capital.